U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                                FORM 10-SB


                General Form for Registration of Securities
                         of Small Business Issuers
                       Under Section 12(b) or (g) of
                   the Securities Exchange Act of 1934



                          GEORGECAN CAPITAL, INC.
                          -----------------------
                       (Name of Small Business Issuer)




             GEORGIA                                98-0130680
-------------------------             ----------------------------------
(State or Other Jurisdiction of                 I.R.S. Employer
Identification Number
Incorporation or Organization)



                              C/O JOHN MACKAY
       2160-650 WEST GEORGIA STREET, VANCOUVER, B.C. CANADA V6B 4N7
     -----------------------------------------------------------------
         (Address of Principal Executive Offices including Zip Code)


                               (604) 687-1919
                             -------------------
                        (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:  NONE

Securities to be Registered Under Section 12(g) of the Act:
  COMMON STOCK, NO PAR VALUE
     (Title of Class)



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                              TABLE OF CONTENTS

                                   PART 1
                                   ------

ITEM 1.     BUSINESS                                         4
     History and Organization                                4
     Proposed Business                                       4
     Risk Factors                                            5


ITEM 2.     PLAN OF OPERATION                               14
     General Business Plan                                  14
     Structure of Acquisition.                              17
     No Dividend                                            18
     Employees                                              18
     Competition                                            19
     Liquidity and Capital Resources                        19


ITEM 3.     DESCRIPTION OF PROPERTY                         19

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT                        19

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTER
               AND CONTROL PERSONS                          22

ITEM 6.     EXECUTIVE COMPENSATION                          22

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED
               TRANSACTIONS                                 24

ITEM 8.     DESCRIPTION OF SECURITIES                       24

                                  PART II
                                  -------

ITEM 1.     MARKET PRICE FOR COMMON EQUITY AND
               RELATED STOCKHOLDER MATTERS                  26

ITEM 2.     LEGAL PROCEEDINGS                               27

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS AND FINANCIAL DISCLOSURE         28

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES         28

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS       28

                                 PART F/S
                                 --------

FINANCIAL STATEMENTS                                        29

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                                    PART 111
                                    --------


ITEMS 1& 2    INDEX TO AND DESCRIPTION OF EXHIBITS          37








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                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

                            HISTORY AND ORGANIZATION

     Georgecan Capital, Inc. (the "Company"), was organized under the laws of the State of Georgia November 17, 1992 under the name Lakeside Townhouses of Georgia, Inc. On March 1, 2000 the Company changed its name to Georgecan Capital, Inc., increased its authorized capital to 100,000,000 common shares no par value.

      In 1992 the Company acted as the general partner to a Limited Partnership which acquired an apartment building in Atlanta, Georgia on December 31, 1992. On March 15, 1996, the apartment building was sold and the Limited Partnership was dissolved effective April 30, 1996. The Company had no further activity until just recently when it changed its corporate focus and is currently looking to acquire a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company"). The Company will not restrict its search to any specific business, industry or geographical location.

     The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or loaned by management.

     Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").

                              PROPOSED BUSINESS

     The Company will seek to locate an acquire a target company which is the opinion of the Company's management (sometimes referred to as the "Management") offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or market.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;
   *  increased visibility in the financial community;
   *  the facilitation of borrowing from financial institutions;
   *  improved trading efficiency;
   *  shareholder liquidity;

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   *  greater ease in subsequently raising capital;
   *  compensation of key employees through stock options;
   *  enhanced corporate image;
   *  a presence in the United States capital market.

     A target company, if any, which may be interested in a business combination with the Company may include the following:

   * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
   * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
   * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
   * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;
   * a foreign company which may wish an initial entry into the United States securities market;
   * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
   * a company seeking one or more of the other perceived benefits of becoming a public company.

     There is no assurances that the Company will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.

                                    RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

1.   ANTICIPATED CHANGE IN CONTROL AND MANAGEMENT.   Upon the successful
     completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either in the operation of the Company's activities or in the operation of the business, assets or property being acquired, will be adequate for such purposes.

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2.   CONFLICT OF INTEREST - MANAGEMENT'S FIDUCIARY DUTIES.  A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to you.

     The Company's director and two officers are or may become officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Messers John Mackay and Rod Saunders are engaged in other business activities. Accordingly, the amount of time they will devote to the Company's business will only be about five (5) to ten (10) hours per month. There exists potential conflicts of interest including allocation of time between the Company and its representatives' other business interests.

3.   EXPERIENCE OF MANAGEMENT; CONSULTANTS.   Although Management has general
     business experience, it has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the company might choose to acquire. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to its proposed business activities. Consequently, Management has not established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

4.   POTENTIAL FUTURE RULE 144 SALES.   Of the 100,000,000 shares of the
     Company's Common Stock authorized, there are presently issued and outstanding 100 shares; of which 100 shares are restricted securities as that term is defined under the Securities Act of 1933 (the "Securities Act"), and in the future may, subject to the foregoing discussion, be sold in compliance with Rule 144 of the Securities Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions of in transactions with a market maker, in an amount equal to 1% of our outstanding common stock every 3 months. Additionally, Rule 144 requires that an issuer of securities make available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, that sale of shares by a person who is not an affiliate of ours and who has satisfied a 2 two year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a

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     registration statement filed under the Securities Act, may have a depressive effect on the market price of our common stock in any market that may develop for such shares.

     Pursuant to a letter dated January 21, 2000 from the Securities and Exchange Commission (the SEC ) to the NASD Regulation, Inc. the SEC has taken the position that, both before and after a business combination, the promoters or affiliates of blank check companies, as well as their transferees, are underwriters of the securities issued and accordingly such securities can only be resold pursuant to a Registration Statement filed under the Securities Act. Accordingly the aforementioned shares may not be sold in compliance of Rule 144.

5.   POSSIBLE ISSUANCE OF ADDITIONAL SHARES.   The Company's Certificate of
     Amendment of Certificate of Incorporation, authorizes the issuance of 100,000,000 shares of common stock no par value. The Company's Board of Directors has the power to issue any or all of such additional shares without stockholder approval for such consideration as it deems. Management presently anticipates that it may choose to issue a substantial amount of the Company's shares in connection with the acquisition of a target business.

6.   RISKS OF LEVERAGE.   There are currently no limitations relating to the
     Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

     Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:


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   *  if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on our assets.

   * if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

   * if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

   * if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the balloon payment could not be refinanced at maturity on acceptable terms, we might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

7.    POSSIBLE NEED FOR ADDITIONAL FINANCING.   The Company cannot ascertain
      with any degree of certainty the capital requirements for an particular acquired business inasmuch as the Company has not yet identified any acquisition candidates. If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available, due to, among other things, the target company not having sufficient:

      *  credit  or operating history;
      *  income stream;
      *  profit level;
      *  asset base eligible to be collateralized; or
      *  market for its securities.

      Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although there are no agreements between the Company and any of

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      its officers and/or directors pursuant to which we may borrow and such officers and/or directors are obligated to lend the Company monies, there are no restrictions on our right to borrow money from officers and directors. No stockholder approval is required in connection with any such loan.

8.    PENNY STOCK RULES.    Under Rule 15g-9, a broker or dealer may not sell a
      "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

      (1)     such sale or purchase is exempt from Rule 15g-9; or

      (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

       The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or
       (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; (c) and a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities ("NASD") Dealers Automated Quotation System ("NASDAQ").

       It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for our common stock may be adversely affected by such regulations. This, in turn, will affect shareholders ability to sell his shares following the completion of an acquisition.

       There is no current trading market for shares (the "Shares") the Company's common stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely

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       appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares.

       To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for our common stock. The Company has had no discussions or understandings, with any market makers regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company.

9.     RISKS ASSOCIATED WITH OPERATIONS IN FOREIGN COUNTRIES.   The Company's
       business plan is to seek to acquire a target company. Management's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of Management meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

10.    NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.   The Company has had
       no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.
       This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

11.    SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.   The success of
       the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no

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       assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

12. SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

13.    NO AGREEMENT FOR ACQUISITION OF A TARGET COMPANY COMBINATION.   The
       Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

14.    REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.   Section 13 of
       the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be

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       incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

15.    LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.   The Company has
       neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

16.    LACK OF DIVERSIFICATION.   The Company's proposed operations, even if
       successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

17.    REGULATION UNDER INVESTMENT COMPANY ACT.   Although the Company will be
       subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

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18.    PROBABLE CHANGE IN CONTROL AND MANAGEMENT.   A business combination
       involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

19.    TAXATION.   Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

20.    YEAR 2000 RISKS.   Many existing computer programs use only two digits to
       identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

       The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not acquire a target company that has an uncorrected Year

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       2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

ITEM 2.   MANAGEMENT'S DISCUSSION, ANALYSIS OR PLAN OF OPERATION

                            GENERAL BUSINESS PLAN

     The Company's current purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

     The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "ITEM F/S.
FINANCIAL STATEMENTS."   This lack of diversification should be considered a
substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

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The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

     This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

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     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

                             STRUCTURE OF ACQUISITION

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of a an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                                  NO DIVIDENDS

     The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.

                                   EMPLOYEES

     The Company presently has no employees. The Company has one officer and one director. Mr. John Mackay is our president and sole Director of the Company. Mr. Mackay is engaged in other business activities, and the amount of time he will devote to the Company's business will only be between five (5) and ten (10) hours per month each. Upon completion of the public offering, it is anticipated that management will devote such time to our affairs each month as may be necessary to carry on our business plans.

                                  COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                         LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or it the Company will attain profitable levels of operations. Mr. Mackay has agree to loan the Company, on an as needed basis, up to $10,000 through December 31, 2001. The Company anticipates that such amount will be (a) sufficient for payment of the Company s operating expenses through December 31, 2001 and (b) be repaid upon completion of the acquisition of a target business.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as a mailing address, at no cost, the office of it s President 2160-650 West Georgia Street. Vancouver B.C. Canada V6B 4N7. Such arrangement is expected to continue until completion of the acquisition of a target company. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group.

Except as noted, each person has sole voting and investment power with respect to the shares shown.

--------------------------------------------------------------------------------
   NAME AND ADDRESS OF     SHARES OF COMMON    ATTRIBUTED      APPROXIMATE
       BENEFICIAL         STOCK BENEFICIALLY   BENEFICIAL       PERCENTAGE
         OWNER                  OWNED          OWNERSHIP          OWNED
--------------------------------------------------------------------------------

 Strand Inc.                       100         John Mackay and     100%
 2160-650 West Georgia Street,                   John Cassils
 Vancouver, B.C. Canada V6B 4N7
--------------------------------------------------------------------------------

 Officers and Directors as         100         John Mackay as to   100%
   a Group (1 person)                                 50%
--------------------------------------------------------------------------------

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. :

     Set forth below is the name of each of the directors and officers of the Company, all positions and offices with the Company held, the period during which such person has never served as such, and the business experience during at least the last five years:

     Name                    Age          Positions and Offices Held

   John Mackay               49            President, and Director
                                           (December 31,1998)
   Rod Saunders              39            Secretary and CFO

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officers and director are not acting on behalf of nor will act at the direction of any other person.

     Mr. John Mackay is and since 1990 has been the President of Strand Properties Corporation. Mr. Mackay holds a Bachelor of Commerce degree and a Bachelor of laws degree, both from the University of British Columbia.

     Mr. Rod Saunders is and since 1990 has been the Vice President , Finance of Strand Properties Corporation. Mr. Saunders holds a Bachelor of Commerce degree from the University of British Columbia and is a Certified Public Accountant and a member of the Delaware Society of Certified Public Accountants.

CONFLICTS OF INTEREST.

     The Company's officers and directors expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and directors are engaged in other business activities, each will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. Mr. Mackay will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Mackay.

      The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

     Management has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favor of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

PREVIOUS BLANK CHECK COMPANIES.

Management is and may be in the future, an officer, director and/or beneficial shareholder of other blank check companies including those listed below. The initial business purpose of each of these companies is to engage in a business combination with an unidentified company or companies. To date none of the below listed companies have completed a business combination.


Corporation               Registration                              Status
                          Form/Effective
                          Date/File number

Captex Capital,               Form 10-SB                 Has not entered into an
                                                         agreement for a
Corp.(1)                   11/5/99 0-27963               business combination.

Capstra Capital,              Form 10-SB                 Has not entered into an
                                                         agreement for a
 Corp.(1)                  12/8/99 0-28419               business combination

(1)     Mr. Mackay is an officer, director and beneficial shareholder.

CONFLICTS OF INTEREST.

     The Company's sole officer and director expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the sole officer and director is engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. Mr. John Mackay will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. John Mackay.

      The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

     Management has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favor of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940.

     Although the Company will be subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's officers and sole director do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no properties and at this time no agreements to acquire any properties. The Company is presently using the office of it s President, John Mackay, located at Suite 2160- 650 West Georgia St., Vancouver, B.C. Canada, at no cost as the Company s office and mailing address. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8.  DESCRIPTION OF SECURITIES.

     On March 1, 2000, the Company increased it s authorized capital to one hundred million (100,000,000) shares of common stock no par value.

     The Company is currently authorized to issue one hundred million (100,000,000) shares of common stock, no par value 100 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

REPORTS TO STOCKHOLDERS.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. Our fiscal year ends on April 30. In addition, we intend to issue unaudited interim reports and financial statements on a quarterly basis.

DIVIDENDS.

     The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.

                                        PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act") of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker).

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ_SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

     In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has not sold any securities.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Code 14-2-851 of the Georgia Business Corporations Code provides that a Georgia corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against judgements, penalties, fines, settlements, and reasonable expenses incurred in any action, suit or proceeding: but if the person is found liable to the company or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the company.


     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

                              FINANCIAL STATEMENTS

                                      INDEX
                                                                            Page
                                                                            ----

Auditors Report Dated March 3, 2000                                          30
Audited Balance Sheets as at December 31, 1999, April 30, 1999 and 1998 31 Audited Statement of Loss for the eight months ended December 31,
  1999 and year ended April 30, 1999, 1998 and 1997                          32
Audited Statement of Cash Flow for the eight months ended December 31,
  1999 and year ended April 30, 1999, 1998 and 1997                          33
Statement of Shareholder Equity (Deficit) for eight months ended December
   31, 1999 and the years ended April 30, 1999, 1998 and 1997                34
Notes to Financial Statements                                                35

                                  RUSSELL & CO.


AUDITORS' REPORT TO THE DIRECTORS OF:
GEORGECAN CAPITAL, INC.
(FORMERLY LAKESIDE APARTMENTS OF GEORGIA, INC.)
(A GEORGIA CORPORATION)
(A DEVELOPMENT STAGE COMPANY)


We have audited the balance sheet of Georgecan Capital, Inc. as at December 31, 1999, April 30, 1999 and April 30, 1998 and the statements of loss and shareholders' equity (deficit) and cash flows for the eight months ended December 31, 1999 and years ended April 30, 1999, April 30, 1998 and April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999, April 30, 1999 and April 30, 1998 and the results of its operations and its cash flows for the eight months ended December 31, 1999 and years ended April 30, 1999, April 30, 1998 and April 30, 1997 in accordance with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's negative working capital and deficit raises substantial doubt about its ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.


Chartered Accountant
West Vancouver, B.C.
Canada.
March 3, 2000                                             /s/  Russell & Co.



                 415 GORDON AVE., WEST VANCOUVER, B.C., V7T 1P4
                 TELEPHONE: (604) 913-0405   FAX: (604) 913-0406

                             GEORGECAN CAPITAL, INC.
                 (FORMERLY LAKESIDE APARTMENTS OF GEORGIA, INC.)
                             (A GEORGIA CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET
                             AS AT DECEMBER 31, 1999,
                        APRIL 30, 1999 AND APRIL 30, 1998
                                 (U.S. DOLLARS)


                            DECEMBER 31,     APRIL 30,      APRIL 30,
                               1999             1999           1998

ASSETS

CURRENT
     Cash                  $    1,000       $    1,000      $    7,095
     ----                  ----------       ----------      ----------
TOTAL ASSETS               $    1,000       $    1,000      $    7,095
============               ==========       ==========      ==========



LIABILITIES

CURRENT LIABILITIES

Due to affiliated companies$      900       $      900      $    6,313
-------------------------------------       ----------      ----------

TOTAL LIABILITIES                 900              900           6,313
-------------------------------------       ----------      ----------

SHAREHOLDERS' EQUITY
  (DEFICIT)

SHARE CAPITAL
AUTHORIZED:
10,000 common shares no
  par value
  ISSUED AND OUTSTANDING
100 common shares no par
  value at December 31,
  1999,
April 30, 1999 and April
  30, 1998                        100              100             100

 ACCUMULATED DEFICIT               -                -              682
-------------------------------------       ----------      ----------
                                  100              100             782
-------------------------------------       ----------      ----------


                           $    1,000       $    1,000      $    7,095
=====================================       ==========      ==========


CONTINUING OPERATIONS (NOTE 1)

                             GEORGECAN CAPITAL, INC.
                 (FORMERLY LAKESIDE APARTMENTS OF GEORGIA, INC.)
                             (A GEORGIA CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                                STATEMENT OF LOSS
        FOR THE EIGHT MONTHS ENDED DECEMBER 31, 1999 AND THE YEARS ENDED
                April 30, 1999, April 30, 1998 and April 30, 1997
                                 (U.S. DOLLARS)


                               EIGHT MONTHS
                                DECEMBER 31,   APRIL 30,   APRIL 30,   APRIL 30
                                    1999         1999        1998        1997

INCOME
Management fee                 $       -   $        -   $        -   $  146,000
-------------------------------------------------------------------------------

EXPENSES
Management fee expense                 -            -            -      146,033
 Legal, accounting and office          -           682           12          84
-------------------------------------------------------------------------------

                                       -           682           12     146,117
-------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE
   PERIOD$                             -   $      (682)  $     (12)$      (117)
===============================================================================

BASIC AND DILUTED LOSS PER
  SHARE$                               -   $     (6.82)  $   (0.12)$     (1.17)
-------------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES
  OUTSTANDING                         100         100          100         100
--------------------------------------------------------------------------------

                             GEORGECAN CAPITAL, INC.
                 (FORMERLY LAKESIDE APARTMENTS OF GEORGIA, INC.)
                             (A GEORGIA CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOW
                   FOR THE EIGHT MONTHS ENDED DECEMBER 31, 1999
         YEARS ENDED APRIL 30, 1999,  APRIL 30, 1998 AND APRIL 30, 1997
                                 (U.S. DOLLARS)


                            EIGHT MONTHS
                            DECEMBER 31,    APRIL 30,    APRIL 30,    APRIL 30
                               1999          1999          1998         1997

CASH PROVIDED BY (USED IN)

OPERATIONS
   Net Loss for period     $         -    $     (682)  $     (12)   $      (117)
   -------------------      ------------   ---------   ----------   ------------
                                     -          (682)        (12)          (117)
Net change in non-cash
  working capital
  balances

Due to affiliated
  companies                          -        (5,413)         -              -
   -------------------      ------------   ---------   ----------   ------------
Net cash used in
  operating activities               -        (6,095)        (12)          (117)
   -------------------      ------------   ---------   ----------   ------------

CHANGE IN CASH FOR PERIOD            -        (6,095)        (12)          (117)

CASH, BEGINNING OF PERIOD          1,000       7,095       7,107          7,224
-------------------------   ------------   ---------   ----------   ------------

CASH, END OF PERIOD        $       1,000  $    1,000   $   7,095    $     7,224
===================        =============  ==========   =========    ===========

                             GEORGECAN CAPITAL, INC.
                 (FORMERLY LAKESIDE APARTMENTS OF GEORGIA, INC.)
                             (A GEORGIA CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                  FOR THE EIGHT MONTHS ENDED DECEMBER 31, 1999
        AND YEARS ENDED APRIL 30, 1999, APRIL 30, 1998 AND APRIL 30, 1997
                                 (U.S. DOLLARS)


                        COMMON SHARES                      TOTAL
                                                ACCUMULATED      SHAREHOLDERS'
                      SHARES      AMOUNT     EARNING (DEFICIT)  EQUITY (DEFICIT)
                      ------      ------     -----------------  ----------------

Balance April 30,
   1996                100       $   100       $      811       $       911

Net loss                -             -              (117)             (117)
--------             -----       -------        ---------        ----------

Balance at April
   30, 1997            100          100               694               794

Net loss                -            -                (12)              (12)
--------             -----       -------        ---------        ----------

Balance at April
   30, 1998            100          100               682               792

Net loss                -            -               (682)             (682)
--------             -----       -------        ---------        ----------

Balance at April
   30, 1999            100          100                -                100

Net loss                -            -                 -                 -
--------             -----       -------        ---------        ----------

Balance at December
   31, 1999            100       $   100        $      -         $     100
===================   ====       =======        ==========       =========

                             GEORGECAN CAPITAL, INC.
                 (FORMERLY LAKESIDE APARTMENTS OF GEORGIA, INC.)
                             (A GEORGIA CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                      EIGHT MONTHS ENDED DECEMBER 31, 1999
                                 (U.S. DOLLARS)




1.     CONTINUING OPERATIONS

Georgecan Capital, Inc. was incorporated on November 17, 1992 in the State of Georgia, U.S.A. The name was changed from Lakeside Apartments of Georgia, Inc to Georgecan Capital, Inc. on February 11, 2000.

       The Company has negative working capital and a deficit. The ability for the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitable levels of operations.
       It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and reflect the following significant accounting principles:

a.     ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.     EARNINGS (LOSS) PER COMMON SHARE

In February, 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS 128), which established new standards for computing and presenting earnings per share effective for fiscal years ending after December 15, 1997. With SFAS 128, primary earnings per share is replaced by basic earnings per share, which is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. In addition, SFAS 128 requires the presentation of diluted earnings per share, which includes the potential dilution that could occur if dilutive securities were exercised or converted into common stock. The computation of diluted EPS does not assume the conversion or exercise of securities if their effect is anti-dilutive. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible loan notes and special warrants (using the if-converted method) and incremental shares issuable upon the exercise of stock options and share purchase warrants ( using the treasury stock method).

c.     CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

SHARE CAPITAL

       On March 1, 2000, the Company amended its certificate of incorporation by increasing its authorized capital stock to 100,000,000 common shares without par value.


4.     RELATED PARTY TRANSACTIONS

Amounts paid for management fee expense, accounting and office are paid to affiliated companies.

                                    PART 111
                                    --------


ITEMS 1&2 INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit
-------

2(1)     Certificate of Incorporation

2(2)     Articles of Incorporation

2(3)     Certificate of Amendment to the Certificate of Incorporation

2(4)     Bylaws

     SIGNATURE

     Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized in the City of Vancouver, on the 10th day of March, 2000.


                                 GEORGECAN CAPITAL, INC.
                                 (Registrant)

                                 By:  /s/ John Mackay
                                      -------------------------
                                      John Mackay, President and
                                      Director

Exhibit 2(1)

Secretary of State
Business Services and Regulation     Exhibit 2(1)
Suite 315, West Tower                               CONTROL NUMBER:    9222822
2 Martin Luther King Jr. Dr.                        EFFECTIVE DATE: 11/17/1992
Atlanta, Georgia  30334-1530                        COUNTY:             FULTON
                                                    REFERENCE:            0076
                                                    PRINT DATE:     11/20/1992
                                                    FORM NUMBER:           311


DONALD KENNICOTT, ESQ.
1360 PEACHTREE ST. 15TH FLOOR
TWO MIDTOWN PLAZA
ATLANTA  GA   30309

                               CERTIFICATE OF INCORPORATION

I, MAX CLELAND, Secretary of State and the Corporation Commissioner of the State of Georgia, do hereby certify under the seal of my office that

                           LAKESIDE TOWNHOUSES OF GEORGIA, INC.

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the city of Atlanta and the State of Georgia on the date set forth above.




                                            /s/ Max Cleland
                                            MAX CLELAND
                                            SECRETARY OF STATE




                                            /s/ Verley J. Spivey
                                            VERLEY J. SPIVEY
                                            DEPUTY SECRETARY OF STATE

"Seal"
STATE OF GEORGIA
1776

SECURITIES        CEMETERIES        CORPORATIONS           CORPORATION HOT LINE
656-2894          656-3079            656-2817               406-656-2222
                                                          Outside Metro-Atlanta

                              Exhibit 2 (2)

                          ARTICLES OF INCORPORATION

                                      OF

                    LAKESIDE TOWNHOUSES OF GEORGIA, INC.

                                      I.

     The name of the Corporation is Lakeside Townhouses of Georgia, Inc.

                                     II.

       The aggregate number of shares which the Corporation shall have the authority to issue is 10,000, no par value, all of which shall be one (1) class of shares of common stock.

                                    III.

       The initial registered office of the Corporation shall be located at Two Midtown Plaza, Fifteenth Floor, 1360 Peachtree Street, N.E., Atlanta, Fulton County, Georgia 30309-3209. The initial registered agent of the Corporation at such address shall be Donald Kennicott, Esq.

                                    IV.

       The name and address of the Incorporator are James A. Johnston, Suite 2160, Vancouver Centre, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N7. The attorney for the Incorporator is Donald Kennicott, whose address is Two Midtown Plaza, Fifteenth Floor, 1360 Peachtree Street, N.E., Atlanta, Georgia 30309-3209.

                                    V.

       The MAILING ADDRESS OF THE initial principal office of the Corporation is Suite 2160, Vancouver Centre, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N7.

                                    VI.

       Shares of the Corporation may be issued by the Corporation for such consideration as shall be fixed from time to time by the Board of Directors.

                                   VII.

       The initial Board of Directors shall consist of three (3) members whose names and current addresses are as follows:
     Name                                    Address
     John D. L. Mackay                       2280 S.W. Marine Drive
                                             Vancouver, British Columbia
                                             Canada

     John G. Cassils                         3095 Point Grey Road
                                             Vancouver, British Columbia
                                             Canada

     James A. Johnston                       3551 West 3rd Avenue
                                             Vancouver, British Columbia
                                             Canada

                                   VIII.

       The purposes for which the Corporation is organized are to invest in real estate; to act as a general or limited partner in partnerships investing in real estate; to engage in any and all other activities necessary or incidental to the accomplishment thereof and to conduct any other business and engage in any other activities not specifically prohibited to corporations for profit under the laws of the State of Georgia; and the Corporation shall have all powers necessary to conduct such businesses and engage in such activities, including, but not limited to, the powers enumerated in the Georgia BUSINESS CORPORATION CODE, or any amendment thereto.

                                   IX.

       Any action required by law or by the Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation, and any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Notice of such action without a meeting by less than unanimous written consent shall be given within ten (10) days of the taking of such action to those shareholders of record on the date when the written consent is first executed and whose shares were not represented on the written consent.

                                          X.

   (a) A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) of the types set forth in Section 14-2-851(d) of the Georgia Business Corporation Code; or (iv) for any transaction from which the director has derived an improper personal benefit. The provisions of this Article shall not apply with respect to acts or omissions occurring prior to the effective date of this Article.
   (b) Any repeal or modification of the provisions of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on -~he personal liability of a director of the Corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification.
   (c) If the Georgia Business Corporation Code hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Georgia Business Corporation Code.

   (d) In the event that any of the provisions of this Article (including any provisions within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

   IN WITNESS WHEREOF, the undersigned executes these Articles of Incorporation as of the 8th day of September, 1992.


                                               /s/ Donald Kennicott
                                               ----------------------------
                                               DONALD KENNICOTT
                                               Attorney for the Incorporator

                       ACTION OF THE BOARD OF DIRECTORS OF
                       LAKESIDE TOWNHOUSES OF GEORGIA, INC.
                            TAKEN BY WRITTEN CONSENT
                        IN LIEU OF ORGANIZATIONAL MEETING

       Pursuant to section 14-2-821 of the Georgia Business Corporation Code, the undersigned, being all of the members of the Board of Directors of Lakeside Townhouses of Georgia, Inc. (the "Corporation"), in light of the following preamble, do hereby unanimously consent to adopt the resolutions below, which action shall have the same force and effect as if taken by us by unanimous affirmative vote at a meeting of the Board of Directors of said Corporation duly called and held Linder said Code and direct that this written consent to such action be filed by the Secretary of the Corporation with the minutes of the proceedings of the Board of Directors of the Corporation:

       WHEREAS, it appearing that the Secretary of State of Georgia has issued a Certificate of Incorporation dated November 17, 1992, it is:

       RESOLVED, THAT the actions of the Incorporator and the attorney for the Incorporator in the formation of the Corporation are hereby approved, and each is hereby indemnified for any liability and expense that might be incurred as a result of any action performed by her in the formation of the Corporation.

       RESOLVED, that the Articles of Incorporation of the Corporation be, and the same hereby are, adopted and approved, and the Secretary is hereby directed to insert a copy of same in the Minute Book of the Corporation.

       RESOLVED, that the Bylaws herewith submitted to the Board of Directors be, and the same hereby are, adopted as the Bylaws of the Corporation for the regulation and management of its affairs, and the Secretary is hereby directed to insert a copy of same in the Minute Book of the Corporation.

       RESOLVED, that the following individuals are elected to the offices set forth opposite their respective names to serve as such officers until his or her successor is elected or appointed and qualified, or until his or her earlier resignation, removal from office or death:

                       President - John G. Cassils
                       Vice President - James A. Johnston
                       Secretary - James A. Johnston
                       Assistant Secretary - Donald Kennicott
                       Treasurer - Roderick G. Saunders

       RESOLVED, that the specimen form of share certificate for common stock of the Corporation which is filed following this Action of the Board of Directors is hereby adopted as the form of certificate for the shares of common stock of the Corporation.

       RESOLVED, that the Subscription for shares of stock of the Corporation, as represented by the Subscription Agreement attached hereto and incorporated herein by this reference, is deemed to provide for adequate capitalization of the Corporation and, in the best interests of the Corporation, is accepted in accordance with its terms.

       RESOLVED, that the President of the Corporation is hereby authorized to note acceptance upon said Subscription Agreement for the Corporation and that the proper officers of the Corporation are hereby directed to issue a share certificate to said subscriber in accordance with the terms of the Subscription Agreement.

       RESOLVED, that upon receipt by the Corporation of the consideration set forth in the Subscription Agreement for the subscribed shares, the officers of the Corporation shall be authorized to commence the business of the Corporation.

       RESOLVED, that the shares of the Corporation, when issued in accordance with the Subscription Agreement and the resolutions adopted hereby, shall be fully paid and nonassessable.

       RESOLVED, that the Corporation shall establish a bank account with the Royal Bank of Canada in accordance with the further resolutions set forth on the form of certificate requested by said Bank, a copy of which is attached hereto and incorporated herein by this reference.

       RESOLVED, that the President and Secretary of the Corporation are each hereby authorized to take all steps necessary to qualify the Corporation to do business in such other states as the President shall deem necessary, including, but not limited to, the appointment of statutory agents in such states upon whom all legal processes may be served.

       RESOLVED, that the form of seal for the Corporation is hereby adopted, and the Secretary is directed to attach her certificate to this Action of the Board of Directors, attesting to the form of the seal.

       RESOLVED, that the proper officers of the Corporation are authorized, empowered and directed to execute and deliver from time to time such documents, instruments, certificates and notices and to do and perform any and all such further acts, which such officers in their sole and unlimited discretion, shall deem necessary or proper for the purpose of effectuating and carrying out the intent of the foregoing resolutions and actions, and the Board of Directors hereby ratifies and confirms any such actions.

       IN WITNESS WHEREOF, the undersigned Directors have executed this Action of the Board of Directors effective as of the 8th day of September, 1992.



                                /s/ John D.L. McKay
                                -----------------------------------
                                John D.L. McKay
                                Director



                                /s/ John G. Cassils
                                -----------------------------------
                                John G. Cassils
                                Director


                                /s/ James A. Johnston
                                -----------------------------------
                                James A. Johnston
                                Director

                            Suits 315, West Tower
                      2 Martin Luther King Jr. Drive
                        Atlanta. Georgia 30334-1530
MAX CLELAND                (404) 656-2817                          J F. GULLION
Secretary of State   TRANSMITTAL INFORMATION FOR GEORGIA           Director
State of Georgia      PROFIT OR NONPROFIT CORPORATIONS

D0 NOT WRITE IN SHADED AREA - SOS USE ONLY
-------------------------------------------------------------------------------
DOCKET#                      PENDING CONTROL#             CONTROL#
       ---------------------                 -------------         ------------
Docket Code                  Corporation Type
           -----------------                 ----------------------------------
Date Filed                   Amount Received            Check/Receipt#
          ------------------                ------------              ---------
Jurisdiction (County) Code
                          -----------------------------------------------------
Examiner                                     Date Completed
        -------------------------------------              --------------------
         NOTICE TO APPLICANT: PRINT PLAINLY OR TYPE REMAINDER OF THIS FORM.
                  INSTRUCTIONS ARE ON THE BACX OF THIS FORM.
-------------------------------------------------------------------------------
1.
  -----------------------------------------------------------------------------
Corporate Name Reservation Number

   LAKESIDE TOWNHOUSES OF GEORGIA, INC.
  -----------------------------------------------------------------------------
  Corporate Name (exactly as appears on name reservation)
-------------------------------------------------------------------------------

2.     DONALD KENNICOTT. ESO,                              404-898-8000
  -----------------------------------------------------------------------------
  Applicant/Attorney                                       Telephone Number

      1360 Peachtree Street, 15th Floor. Two Midtown Plaza
  -----------------------------------------------------------------------------
  Address
      Atlanta                           GA                          30309
  -----------------------------------------------------------------------------
  City                                  State                       Zip Coco
-------------------------------------------------------------------------------
3. NOTICE: THIS FORM DOES NOT REPLACE THE ARTICLES OF INCORPORATION. MAIL OR DELIVER DOCUMENTS AND THE SECRETARY OF STATE FILING FEE TO THE ABOVE ADDRESS. DOCUMENTS SHOULD BE SUBMITTED IN THE FOLLOWING ORDER. (A COVER LETTER IS NOT REQUIRED.)

     1. FORM 227 - TRANSMITTAL FORM (ATTACH SECRETARY OF STATE FILING FEE OF $60.00 TO THIS FORM)

     2.   ORIGINAL ARTICLES OF INCORPORATION

     3.   ONE COPY OF ARTICLES OF INCORPORATION

    I understand that the information on this form will be entered in the Secretary of State business registration database. I certify that a Notice of Intent to Incorporate and a publishing fee of $40.00 has been mailed or delivered to the authorized newspaper as required by law.


/s/ Donald Kennicott                        11-17-92
------------------------------------        -----------------------------------
Authorized Signature                        Date
   Donald Kennicott

-------------------------------------------------------------------------------

Exhibit 2 (3)

                                    Exhibit 2 (3)

   SECRETARY OF STATE                                DOCKET NUMBER : 000620166
  CORPORATIONS DIVISION                              CONTROL NUMBER: K222822
    315 West Tower                                   EFFECTIVE DATE: 03/01/2000
#2 Martin Luther King Jr. Dr.                        REFERENCE     : 0091
 .ATLANTA, GEORGIA 30334-1530                         PRINT DATE    : 0511612000
                                                     FORM NUMBER   : 611

CT CORPORATION SYSTEM
PATTIE HARDY
1201 PEACHTREE STREET, NE
ATLANTA, GA 30361

                           CERTIFICATE OF NAME CHANGE AMENDMENT

I, Cathy Cox, the Secretary of State and the corporations Commissioner of the state of Georgia, do hereby certify under the seal of my office that

                          LAKESIDE TOWNHOTISES OF GEORGIA, INC.
                             A DOMESTIC PROFIT CORPORATION

has filed articles of amendment in the Office of the Secretary of State changing its name to

                                GRORGECAN CAPITAL, INC.

and has paid the required fees as provided by Title 14 of the official code of Georgia Annotated. Attached hereto is a true and correct copy of said articles of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.




                                                 /s/ Cathy Cox
                                                 Cathy Cox
                                                 Secretary of State
"Seal"
STATE OF GEORGIA
1776

Exhibit 2(4)

                                     BYLAWS
                                       OF
                      LAKESIDE TOWNHOUSES OF GEORGIA, INC.

                          Adopted: September 8, 1992

Page i

                                TABLE OF CONTENTS

ARTICLE ONE                                                                    1

OFFICES                                                                        1
   1.l  Registered Office and Agent                                            1
        ---------------------------
   1.2  Other Offices                                                          1
        -------------
ARTICLE TWO                                                                    1

SHAREHOLDERS MEETINGS                                                          1
   2.l  Place of Meetings                                                      1
        -----------------
   2.2  Annual Meetings                                                        1
        ---------------
   2.3  Substitute Annual Meetings                                             1
        --------------------------
   2.4  Special Meetings                                                       1
        ----------------
   2.5  Notice of Meetings                                                     2
        ------------------
   2.6  Quorum                                                                 2
        ------
   2.7  Voting of Shares                                                       2
       ----------------
   2.8  Proxies                                                                3
        -------
   2.9  Presiding Officer                                                      3
        -----------------
   2.10 Adjournments                                                           3
   ----------------
   2.1l Action of Shareholders Without a Meeting                               3
        ----------------------------------------
ARTICLE THREE                                                                  4

   DIRECTORS   4
   3.1.  General Powers                                                        4
         --------------
   3.2  Number, Election, Term of Office and Qualification                     4
        --------------------------------------------------
   3.3  Vacancies                                                              4
        ---------
   3.4  Place of Me                                                            4
        -----------
   3.5  Compensation                                                           4
        ------------
   3.6  Removal                                                                4
        -------
ARTICLE FOUR                                                                   5

   COMMITTEES                                                                  5
   4.l  Executive Committee                                                    5
        -------------------
       (a) Number and Term                                                     5
           ---------------
       (b) Authority                                                           5
           ---------
       (c) Place of Meetings                                                   5
           -----------------
       (d) Vote                                                                5
           ----
       (e) Alternate Members                                                   5
           -----------------
   4.2  Other Committees                                                       6
        ----------------

Page ii

   4.3  Removal                                                                6

ARTICLE FIVE                                                                   6

MEETINGS OF THE BOARD OF DIRECTORS                                             6
   5.l  Regular Meetings                                                       6
        ----------------
   5.2  Place of Meeting                                                       6
        ----------------
   5.3  Special Meetings and Notice                                            6
        ---------------------------
   5.4  Statement of Purpose of Meeting                                        7
        -------------------------------
   5.5  Quorum and Vote Required for Action                                    7
        -----------------------------------
   5.6  Action by Directors Without a Meeting .                                7
        -------------------------------------

ARTICLE SIX                                                                    7

OFFICERS                                                                       7
   6.1  Number                                                                 7
        ------
   6.2  Officer ay Hold More Than One Office                                   7
        ------------------------------------
   6.3  Salaries                                                               7
        --------
   6.4  Term and Removal                                                       7
        ----------------
   6.5  Chairman of the Board                                                  8
        ---------------------
   6.6  President                                                              8
        ---------
   6.7  Vice Presidents                                                        8
        ---------------
   6.8  Secretary                                                              8
        ---------
   6.9  Treasurer                                                              8
        ---------
   6.10 Assistant Secretary and Assistant Treasurer                            9
        -------------------------------------------
   6.11 Delegation of Authority                                                9
        -----------------------

ARTICLE SEVEN                                                                  9

CAPITAL STOCK                                                                  9
   7.1  Authorization and Issuance of Shares                                   9
        ------------------------------------
   7.2  Certificates                                                           9
        ------------
   7.3  Alphabetical Index                                                    10
        ------------------
   7.4  Share Transfers                                                       10
        ---------------
        (a) Closing of Transfer Book                                          10
            ------------------------
        (b) Record Date                                                       10
            -----------
   7.6  Rights of Corporation with Respect to Registered Owners               10
        -------------------------------------------------------
   7.7  Transfer Agent and Registrar                                          10
        ----------------------------
   7.8  Lost, Stolen or Destroyed Certificate                                 11
        -------------------------------------
   7.9  Duty of Corporation to Register Transfer                              11
        ----------------------------------------
ARTICLE EIGHT                                                                 11

DIVIDENDS                                                                     11

Page iii

   8.l  Time and Conditions of Declaration                                    11
        ----------------------------------
   8.2  Reserves                                                              12
        --------
   8.3  Share Dividends - Treasury Shares                                     12
        ---------------------------------
   8.4  Share Dividends - Unissued Shares                                     12
        ---------------------------------
   8.5  Share Splits                                                          12
        ------------

ARTICLE NINE                                                                  12

MISCELLANEOUS                                                                 12
   9.l  Inspection of Books and Records                                       12
        -------------------------------
   9.2  Fiscal Year                                                           13
        -----------
   9.3  Seal                                                                  13
        ----
   9.4  Annual Statements                                                     13
        -----------------
   9.5 Appointment of Agents                                                  13
       ---------------------
   9.6 Indemnification                                                        14
       ---------------

ARTICLE TEN                                                                   16

NOTICES: WAIVERS OF NOTICE                                                    16
   10.l Notices                                                               16
        -------
   10.2 Waiver of Notice                                                      17
        ----------------

ARTICLE ELEVEN                                                                17

EMERGENCY POWERS                                                              17
   11.1 Emergency Bylaws                                                      17
        ----------------
   11.2 Officers                                                              17
        --------
   11.3 Principal Office                                                      17
        ----------------
   11.4 Termination of Emergency Bylaws                                       17
        -------------------------------
   11.5 Notices                                                               17
        -------
   11.6 Quorum                                                                17
        ------
   11.7 Indemnification of Officers, Directors, Agents or Employees           18
        -----------------------------------------------------------

ARTICLE TWELVE                                                                18

AMENDMENTS                                                                    18
   12.1 Power to Amend Bylaws                                                 18
        ---------------------
   12.2 Conditions                                                            18
        ----------

                                   BYLAWS
                                     OF
                     LAKESIDE TOWNHOUSES OF GEORGIA, INC.

                                ARTICLE ONE

                                  OFFICES

    1.1 Registered Office and Agent.  The address of the registered office of
      ---------------------------
the Corporation is TWO MIDTOWN PLAZA, FIFTEENTH FLOOR, 1360 Peachtree Street, Atlanta, GA 30309, and the name of the registered agent at such address is Donald Kennicott.

    1.2 Other Offices.  The Corporation may have other offices at such place or
      -------------
places (within or without the State of Georgia) as the Board of Directors may from time to time designate or the business of the Corporation may require or make desirable.

                                 ARTICLE TWO

                             SHAREHOLDERS MEETINGS

    2.1 Place of Meetings.  All meetings of the Shareholders shall be held at
      -----------------
the registered office of the Corporation in the State of Georgia or at such other place within or without the State of Georgia as may be determined by the Board of Directors or the President and as shall be designated in the notice of said meeting.

    2.2 Annual Meetings.  The annual meeting of the Shareholders shall be held
        ---------------
on such date and at such time and place as the Board of Directors shall determine, but no later than 120 days after the end of the Corporation's fiscal year, at which the Shareholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting.

    2.3 Substitute Annual Meeting. If the annual meeting, is not held as
        -------------------------
provided in Section 2.2, any business, including the election of Directors, which might properly have been acted upon at that meeting may be acted upon at any subsequent Shareholders meeting held pursuant to these Bylaws or to a court order requiring a substitute annual meeting.

    2.4 Special Meetings.  Special meetings of the Shareholders, for any purpose
       ----------------
or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the Chairman of the Board, the President, or the Board of Directors and shall be called by the Chairman of the Board, the President or the Secretary when so directed by the Board of Directors, or at the request in writing delivered to the Secretary of the Corporation of any two or more Directors, or at the request in writing delivered to the Secretary of the Corporation of Shareholders owning not less than twenty-five percent (25%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

    2.5 Notice of Meetings.  Except as otherwise required by statute or the
        ------------------
Articles of Incorporation, written notice of each meeting of the Shareholders, whether annual or special, stating the place, day and hour of the meeting, shall be served, either personally or by mail, UPON EACH SHAREHOLDER OF RECORD entitled to vote at such meeting, not less than ten nor more than 50 days before such meeting. If mailed, such notice shall be directed to a Shareholder at his post office address last shown on the records of the Corporation. Notice of any special meeting of Shareholders shall state the purpose or purposes for which the meeting is called. In the case of an annual or substitute annual meeting, notice of the meeting need not state the purpose or purposes of the meeting unless the purpose or purposes constitutes a matter which the Georgia Business Corporation Code requires to be stated in the notice of the meeting. Notice of any meeting of Shareholders shall not be required to be given to any Shareholder who, in person or by proxy, either before or after such meeting, shall waive such notice. Attendance of a Shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place of the meeting, the time of the meeting, and the manner in which it has been called or convened, except when a Shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection or objections to the transaction of business. Notice of any adjourned meeting need not be given otherwise than by announcement at the meeting at which the adjournment is taken.

   2.6 Quorum.  The holders of a majority of the shares issued and outstanding,
       ------
and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting entitled to vote on the subject matter shall be considered an act of the Shareholders, unless a greater vote is required by law, by the Articles of Incorporation or by these Bylaws. If however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of voting stock shall be present. At such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called. The Shareholders at a meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum.

    2.7 Voting of Shares. Each outstanding share having voting rights shall be
       ----------------
entitled to one vote on each matter submitted to a vote at a meeting of Shareholders. Voting on all matters shall be by voice vote or by show of hands unless any qualified voter, prior to the voting on any matter, demands vote by ballot, in which case each ballot shall state the name of the Shareholder voting and the number of shares voted by him, and if such ballot be cast by proxy, it shall also state the name of such proxy.

    2.8 Proxies.  A Shareholder entitled to vote pursuant to Section 2.7 may
        -------
vote in person or by proxy executed in writing by the Shareholder or by his attorney-in-fact. A proxy shall not be valid after 11 months from the date of its execution, unless a longer period is expressly stated therein. If the validity of any proxy is questioned it must be submitted to the secretary of the Shareholders' meeting for examination or to a proxy officer or committee appointed by the person presiding at the meeting. The secretary of the meeting, or if appointed, the proxy officer or committee, shall determine the validity or invalidity of any proxy submitted. Reference by the secretary in the minutes of the meeting to the irregularity of a proxy shall be received as prima facie evidence of the facts stated for the purpose of establishing the presence of a quorum at such meeting and for other purposes.

    2.9 Presiding- Officer.  The Chairman of the Board, or in his absence the
        ------------------
President, or in the absence of both the Chairman of the Board and the President, a Vice President, shall serve as the chairman of every Shareholders meeting unless some other person is elected to serve as chairman by a majority vote of the shares represented at the meeting. The chairman of such meeting shall appoint such persons as he deems required to assist with the meeting.

   2.10 Adjournments. Any meeting of the Shareholders, whether or not a quorum is present, may be adjourned by the holders of a majority of the voting shares represented at the meeting to reconvene at a specific time and place. It shall not be necessary to give any notice of the reconvened meeting or of the business to be transacted, if time and place of the reconvened meeting are announced at the meeting which was adjourned. At any such reconvened meeting at which a quorum is represented or present, any business may be transacted which could have been transacted at the meeting which was adjourned.

   2.11 Action of Shareholders Without a Meeting. Any action to be taken at a
        ----------------------------------------
meeting of the Shareholders of the Corporation, or any action that may be taken at a meeting of the Shareholders, may be taken without a meeting if a written consent setting forth the action so taken shall be signed by all of the holders of outstanding shares or, if the Articles of Incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and, in either event, any further requirements of law pertaining to such consents have been complied with.

                                   ARTICLE THREE

                                     DIRECTORS

    3.1 General Powers. Except as may be otherwise provided by agreement among
        --------------
the Shareholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority by these Bylaws expressly conferred upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, by agreement among Shareholders, by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the Shareholders.

    3.2 Number, Election, Term of Office and Qualification.  The Board of
        ---------------------------------------------------
Directors shall consist of at least one member. A more precise number of Directors may be fixed by resolution of the Shareholders, from time to time, or by a written agreement to which all Shareholders are parties. Each Director (whether elected at an annual meeting of the Shareholders or otherwise) shall hold office until the annual meeting of Shareholders held next after his election and until a qualified successor shall be elected, or until his death, resignation, incapacity to serve or removal. Directors shall be natural persons of the age of 18 years or older. Directors need not be residents of the State of Georgia or Shareholders of the Corporation.

    3.3 Vacancies.  If any vacancy shall occur among the Directors by reason of
        ---------
death, resignation, incapacity to serve, increase in the number of Directors, or otherwise, the remaining Directors shall continue to act, and such vacancies may be filled by a majority of the Directors then in office, though less than a quorum, and, if not theretofore filled by action of the Directors, may be filled by the Shareholders at any meeting held during the existence of such vacancy.

    3.4 Place of Meetings.  The Board of Directors may hold its meetings at such
        -----------------
place or places (within or without the State of Georgia) as it or the Chairman of the Board may from time to time determine and as shall be designated in the notice of said meeting.

    3.5 Compensation.  Directors may be allowed such compensation for attendance
        ------------
at regular or special meetings of the Board of Directors and of any special or standing committees thereof as may be from time to time determined by resolution of the Board of Directors or by the Shareholders. A Director may also serve the Corporation in a capacity other than that of Director and receive compensation, as determined by the Board of Directors, for services rendered in that other capacity.

    3.6 Removal.  Any Director may be removed from office, with or without
        -------
cause, upon the majority vote of the Shareholders, at a meeting with respect to which notice of such purpose is given, and a removed Director's successor may be elected at the same meeting to serve the unexpired term.

                                     ARTICLE FOUR

                                      COMMITTEES

    4.1   Executive Committee.
          --------------------

          (a) Number and Term.  The Board of Directors may by resolution adopted
              ---------------
by the Board, designate an Executive Committee of two or more Directors. Each member of the Executive Committee shall hold office until the first meeting of the Board of Directors after the annual meeting of Shareholders next following his election and until his successor member of the Executive Committee is elected, or until he shall cease to be a Director.

          (b) Authority. During the intervals between the meetings of the Board
              ---------
of Directors, the Executive Committee may exercise all the authority of the Board of Directors; provided, however, the Executive Committee shall not have the power to amend or repeal any resolution of the Board of Directors that by its terms shall not be subject to amendment or repeal by the Executive Committee, and the Executive Committee shall not have the authority of the Board of Directors in reference to (1) amending the Articles of Incorporation or Bylaws of the Corporation; (2) filling vacancies in the Board of Directors or any committee; (3) adopting a plan of merger of consolidation; (4) the sale, lease, exchange or other disposition of all or substantially all the property and assets of the Corporation or (5) a voluntary dissolution of the Corporation or a revocation of any such voluntary dissolution.

          (c) Place of Meetings.  The Executive Committee shall meet from time
              -----------------
to time on call of the Chairman of the Board or President or of any two or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places, within or without the State of Georgia, as the Executive Committee shall determine or as may be specified or fixed in the respective notices or waivers of such meetings. The Executive Committee may fix its own rules of procedure, including provision for notice of its meetings. It shall keep a record of its proceedings and shall report these proceedings to the Board of Directors at the meeting thereof held next after they have been taken, and all such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration.

         (d) Vote. A majority of the Executive Committee shall constitute a
             ----
quorum, and the Executive Committee shall act by majority vote of its members present at a duly constituted meeting.

         (e) Alternate Members. The Board of Directors, by resolution adopted in
             -----------------
accordance with paragraph (a) of this Section 4.1, may designate one or more

Directors as alternate members of the Executive Committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

    4.2 Other Committees.  The Board of Directors, by resolution adopted by the
        ----------------
Board, may designate one or more additional committees, each committee to consist of two or more of the Directors of the Corporation, which shall have such name or names and shall have and may exercise such powers of the Board of Directors, except the powers denied to the Executive Committee, as may be determined from time to time by the Board of Directors.

    4.3 Removal.  The Board of Directors shall have power at any time to remove
        -------
any member of any committee, with or without cause, and to fill vacancies in and to dissolve any such committee.

                                   ARTICLE FIVE

                        MEETINGS OF THE BOARD OF DIRECTORS

    5.1 Regular Meetings.  Each newly elected Board of Directors shall meet at
        ----------------
the place and time which shall have been determined, in accordance with the provisions of these Bylaws, for the holding of the regular meeting of the Board of Directors scheduled to be held next following the annual meeting of the Shareholders at which the newly elected Board of Directors shall have been elected, or, if no place and time shall have been fixed for the holding of such meeting of the Board of Directors, then immediately following the close of such annual meeting of Shareholders and at the place thereof, or such newly elected Board of Directors may hold such meeting at such place and time as shall be fixed by the consent in writing of all the Directors. In any such case no notice of such meeting to the newly elected Directors shall be necessary in order to legally constitute the meeting. The Board of Directors may schedule other meetings to occur at regular intervals throughout the year.

    5.2 Place of Meeting. Regular meetings of the Board of Directors may be held
        ----------------
without notice at such time and place (within or without the State of Georgia) as shall from time to time be determined by the Board of Directors.

    5.3 Special Meetings and Notice.  Special meetings of the Board of Directors
        ---------------------------
may be called by the Chairman of the Board or the President on not less than two days' notice by mail, telegram, telefax or personal delivery to each Director and shall be called by the Chairman of the Board, the President or the Secretary in like manner and on like notice on the written request of any two or more Directors. Any such special meeting shall be held at such time and place (within or without the State of Georgia) as shall be stated in the notice of meeting.

   5.4   Statement of Purpose of Meeting.  No notice of any meeting of the
         -------------------------------
Board of Directors need state the purposes thereof.

    5.5 Quorum and Vote Required for Action.  At all meetings of the Board of
       -----------------------------------
Directors, the presence of one-third of the authorized number of Directors, but not less than two Directors, shall be necessary and sufficient to constitute a quorum for the transaction of business, unless there be but one authorized Director, in which event, the one Director shall constitute a quorum. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation or by these Bylaws. In the absence of a quorum a majority of the Directors present at any meeting may adjourn the meeting from time to time until a quorum be had. Notice of any adjourned meeting need only be given by announcement at the meeting at which the adjournment is taken.

    5.6 Action by Directors Without a Meeting. Any action required or permitted
        -------------------------------------
to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or committee.

                                        ARTICLE SIX

                                          OFFICERS

    6.1 Number.  The Board of Directors at its first meeting after each annual
       -------
meeting of Shareholders shall elect the following Officers: A President, a Secretary and a Treasurer. A Chairman of the Board, or one or more Vice Presidents or Executive Vice Presidents may be elected by the Board of Directors. The Board of Directors at any time and from time to time may appoint such other Officers as it shall deem necessary, including one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Directors and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or the President.

    6.2 Officer May Hold More Than One Office.  Any person may hold any two
        -------------------------------------
or more offices. No Officer need be a Shareholder.

   6.3 Salaries.  The salaries of the Officers of the Corporation shall be fixed
       --------
by the Board of Directors, except that the Board of Directors may delegate to any Officer or Officers the power to fix the compensation of any Officer appointed in accordance with the third sentence of Section 6.1 of these Bylaws.

   6.4   Term and Removal.  Each Officer of the Corporation shall hold office
       -----------------
until his successor is chosen or until his earlier resignation, death or removal, or the termination of his office. Any Officer may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby.

    6.5 Chairman of the Board.  A Chairman of the Board may be chosen from among
       ---------------------
the Directors. He shall be ex officio member of all standing committees, unless
                           ----------
otherwise provided in the resolution appointing the same. The Chairman of the Board shall call meetings of the Shareholders, the Board of Directors, and the Executive Committee to order and shall act as chairman of such meetings. He shall also perform such other duties as may be assigned to him by the Board of Directors.

    6.6 President.  The President shall be the chief executive officer of the
        ---------
Corporation and shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also have such powers and perform such duties as are specifically imposed upon him by law and as may be assigned to him by the Board of Directors or the Chairman of the Board. He shall be ex officio member of all standing committees, unless otherwise provided in
   ----------
the resolution appointing the same. In the absence of the Chairman of the Board, the President shall call meetings of the Shareholders, the Board of Directors and the Executive Committee to order and shall act as chairman of such meetings.

    6.7 Vice Presidents.  The Vice Presidents shall, in the absence or
        ---------------
disability or at the direction of the President, perform the duties and exercise the powers of the President. If the Corporation has more than one Vice President, the one designated by the Board of Directors shall act in lieu of the President. The Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors or President shall request or delegate. The Assistant Vice Presidents shall have such powers, and shall perform such duties, as may be prescribed from time to time by the Board of Directors or the President.

    6.8 Secretary.  The Secretary shall attend all sessions of the Board of
        ---------
Directors and all meetings of the Shareholders, and record all votes and the minutes of all proceedings in books to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, any notice required to be given of any meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the President under whose supervision he shall be.

    6.9 Treasurer.  The Treasurer shall have charge of and be responsible for
        ---------
all funds, securities, receipts and disbursements of the Corporation, and shall deposit, or cause to be deposited, in the name of the Corporation, all monies or other valuable effects, in such banks, trust companies or other depositories as shall, from time to time, be selected by the Board of Directors; he shall render to the President and to the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and in general, he shall perform all the duties incident to the office of a treasurer of a corporation, and such other duties as may be assigned to him by the Board of Directors or the President.

   6.10 Assistant Secretary and Assistant Treasurer.  The Assistant Secretary
        -------------------------------------------
and Assistant Treasurer shall, in the absence or disability of the Secretary or Treasurer, respectively, perform the duties and exercise the powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Board of Directors or by the person appointing them. Specifically, the Assistant Secretary may affix the Corporate Seal to all necessary documents and attest the signature of any Officer of the Corporation.

   6.11 Delegation of Authority.  In case of the absence of any Officer of the
        -----------------------
Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such Officer to any Officer or to any Director.

                                   ARTICLE SEVEN

                                   CAPITAL STOCK

    7.1 Authorization and Issuance of Shares. The maximum number of shares of
        ------------------------------------
any class of capital stock of the Corporation which may be issued and outstanding shall be as set forth from time to time in the Articles of Incorporation of the Corporation. The Board of Directors may increase or decrease the number of issued and outstanding shares of the Corporation within the maximum number of shares authorized by the Articles of Incorporation and the minimum requirements of the Articles of Incorporation or Georgia law.

    7.2 Certificates.  The interest of each Shareholder shall be evidenced by a
        ------------
certificate or certificates representing shares of stock of the Corporation which shall be in such form as the Board of Directors may from time to time adopt and shall be numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall exhibit the holder's name, the number of shares and class of shares and series, if any, represented thereby, a statement that the Corporation is organized under the laws of the State of Georgia, and the par value (if any) of each share. Each certificate shall be signed by the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and shall be sealed with the seal of the Corporation, provided, however, that where such certificate is signed by a transfer agent, or by a transfer clerk acting on behalf of the Corporation and a registrar, the signature of any such Officer and such seal may be a facsimile. In case any Officer or Officers, who shall have signed or whose facsimile signature or signatures shall have been used on any such certificate or certificates, shall cease to be such Officer or Officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be delivered as though the person or persons who signed such certificate or certificates or whose facsimile signatures shall have been used thereon had not ceased to be such Officer or Officers.

    7.3 Alphabetical Index.  The Corporation shall keep a record of the
        ------------------
Shareholders of the Corporation which readily shows, in alphabetical order or by alphabetical index, and by classes or series of stock, if any, the names of the Shareholders entitled to vote, with the address of and the number of shares held by each. Said record shall be presented at all meetings of the Shareholders.

    7.4 Share Transfers.  Transfers of stock shall be made on the books of the
        ---------------
Corporation only by the person named in the certificate, or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of Section 7.8 of these Bylaws.

    7.5 (a) Closing of Transfer Book.  For the purpose of determining
            -------------------------
Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed 50 days. If the stock transfer books shall be closed for the purpose of determining Shareholders entitled to notice of or to vote at a meeting of Shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

        (b) Record Date.  In lieu of closing the stock transfer books, the Board
            -----------
of Directors may fix in advance a date as the record date for any such determination of Shareholders, such date to be not less than 50 days and, in case of a meeting of Shareholders, not less than ten days, prior to the date on which the particular action requiring such determination of Shareholders is to be taken.

    7.6 Rights of Corporation with Respect to Registered Owners.  Prior to due
        -------------------------------------------------------
presentation for transfer of registration of its shares, the Corporation shall be entitled to treat the holder of record of any share of stock of the Corporation as the person entitled to vote such share, to receive any dividend or other distribution with respect to such share, and for all other purposes and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

    7.7 Transfer Agent and Registrar.  The Board of Directors may appoint
        ----------------------------
one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature or signatures of a transfer agent or a registrar or both.

    7.8 Lost, Stolen or Destroyed Certificate.  Any person claiming a
        -------------------------------------
certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Directors so require, give the Corporation a bond of indemnity in form and amount and with one or more sureties satisfactory to the Board of Directors, whereupon an appropriate new certificate may be issued in lieu of the one alleged to have been lost, stolen or destroyed.

    7.9 Duty of Corporation to Register Transfer.  Notwithstanding any of the
        ----------------------------------------
provisions of Section 7.4 of these Bylaws, the Corporation is under a duty to register the transfer of its shares only if:

       (a) the share certificate is endorsed by the appropriate person or persons;

       (b) reasonable assurance is given that these endorsements are genuine and effective;

       (c) the issuer has no duty to inquire into adverse claims or has discharged any such duty;

       (d) any applicable law relating to the collection of taxes has been complied with; and

       (e)   the transfer is in fact rightful or is to a bona fide purchaser.

                                         ARTICLE EIGHT

                                           DIVIDENDS

    8.1 Time and Conditions of Declaration.  Dividends upon the outstanding
        ----------------------------------
shares of the Corporation may be declared by the Board of Directors at any regular or special meeting and paid in cash or property; provided, however, that no distribution may be made if, after giving it effect:

        (a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

        (b) The Corporation's total assets would be less than the sum of its discharged liabilities plus (unless the Articles of Incorporation permit otherwise) the amount that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Shareholders whose preferential rights are superior to those receiving the distribution.

    8.2 Reserves.  Before the payment of any dividend or the making of any
        --------
distribution, there shall be set aside such sums as the Board of Directors from time to time in its absolute discretion deems proper as a reserve fund to meet contingencies, to pay and discharge indebtedness, or to fulfill other purposes which the Board of Directors shall deem to be in the best interest of the Corporation.

    8.3 Share Dividends - Treasury Shares.  Dividends may be declared by the
        ---------------------------------
Board of Directors and paid in the shares of the Corporation out of any treasury shares that have been reacquired.

    8.4 Share Dividends - Unissued Shares.  Dividends may be declared by the
        ----------------------------------
Board of Directors and paid in the authorized but unissued shares of the Corporation; provided, that such shares shall be issued at not less than the par value thereof, if any.

    8.5 Share Splits.  A split or division of the issued shares of any class
        ------------
into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this Article Eight.

                                 ARTICLE NINE

                                MISCELLANEOUS

    9.1 Inspection of Books and Records.
        --------------------------------

       (a) No Shareholder of the Corporation shall be permitted to copy, examine, inspect or have access to any of the books or records of the Corporation, except as is herein provided.

       (b) The Articles of Incorporation, Bylaws, Minute Books, written communications to Shareholders generally within the preceding three years, names and business addresses of Directors and Officers and most recent Annual Registration of the Corporation shall be open for examination by any Shareholder upon presentation of written notice of demand therefor at least five business days before the proposed date of examination.

      (c) The accounting records and Stock Transfer Books of the Corporation shall be open for examination by any Shareholder only upon satisfaction of the following conditions:

               (1) Any Shareholder desiring to copy, examine, inspect or have access to the aforesaid records shall submit to the Secretary of the Corporation a written request, accompanied by a sworn affidavit presented at least five business days before the proposed date of examination and stating: (A) that reasonable demand is made in good faith and for a proper purpose that is reasonably relevant to his legitimate interest as a shareholder;

(B) with reasonable particularity his purpose and the records he desires to inspect; (C) that the records requested are directly connected with his purpose; and (D) the records requested are to be used only for the stated purpose.

    (2) If the Secretary finds the request proper, the Secretary shall notify the requesting Shareholder of the time for such inspection, which time shall not be more than ten days following such notification, and shall also notify the Shareholders as to the TIME AND PLACE AT WHICH THE INSPECTION MAY BE conducted.

    (3) If said request is found by the Secretary not to be proper, the Secretary shall so NOTIFY THE REQUESTING SHAREHOLDER within five days after receipt of the request. The Secretary shall specify in said notice the basis for the rejection of the Shareholder's request.

    9.2 Fiscal Year.  The Corporation shall have such fiscal year as the
        ------------
Board of Directors shall determine.

    9.3 Seal. The corporate seal shall be in such form as the Board of
        ----
Directors may from time to time determine. In the event it is inconvenient to use such a seal at any time, the signature of the Corporation followed by the words "Seal" or "Corporate Seal" enclosed in parentheses or scroll shall be deemed the seal of the Corporation.

   9.4 Annual Statements.  Not later than four months after the close of each
       -----------------
fiscal year, and in any case prior to the next annual meeting of Shareholders, the Corporation shall prepare:

      (a) A balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and

      (b) A profit and loss statement showing the results of its operations during its fiscal year.

Upon written request, the Corporation promptly shall mail to any Shareholder of record a copy of the most recent balance sheet and profit and loss statement.

    9.5 Appointment of Agents.  The President or any Vice President shall be
        ---------------------
authorized and empowered in the name and as the act and deed of the Corporation to name and appoint general and special agents, representatives and attorneys to represent the Corporation in the United States or in any foreign country or countries and to name and appoint attorneys and proxies to vote any shares of stock in any other Corporation at any time owned or held of record by the Corporation, and to prescribe, limit and define the powers and duties of such agents, representatives, attorneys, and proxies and to make substitution, revocation or cancellation in whole or in part of any power or authority conferred on any such agent, representative, attorney or proxy. All powers of attorney or other instruments under which such agents, representatives, attorneys, or proxies shall be so named and appointed shall be signed and executed by the President or a Vice President, and the Corporate Seal shall be affixed thereto. Any substitution, revocation or cancellation shall be signed in like manner, provided always that any agent, representative, attorney or proxy when so authorized by the instrument appointing him may substitute or delegate his powers in whole or in part and revoke and cancel such substitutions or delegations. No special authorization by the Board of Directors shall be necessary in connection with the foregoing, but this Bylaw shall be deemed to constitute full and complete authority to the Officers above designated to do all the acts and things as they deem necessary or incidental thereto or in connection therewith.

    9.6 Indemnification.
        ----------------

        (a) Under the circumstances prescribed in paragraphs (c) and (d) of this Section 9.6, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or
                                                           ---------------
its equivalent, shall not, of itself, create a presumption that the person did not act in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (b) Under the circumstances prescribed in paragraphs (c) and (d) of this
Section 9.6, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact he is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        (c) To the extent that a Director, Officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) of this Section 9.6, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        (d) Except as provided in paragraph (c) of this Section and except as may be ordered by a court, any indemnification under paragraphs (a) and (b) of this Section 9.6 shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested Directors so directs, by the firm of independent legal counsel then employed by the Corporation, in a written opinion, or (3) by the affirmative vote of a majority of the shares entitled to vote thereon; provided, that shares owned or voted under the control of parties to such action, suit or proceeding shall not be voted thereon.

        (e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, Officer, employee or agent (1) that he has a good faith belief that he has met the applicable standard of conduct set forth in paragraphs (a) and (b) of this
Section 9.6 and (2) that he will repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Section 9.6.

        (f) The indemnification provided by this Section 9.6 shall not be deemed exclusive of any other rights, in respect of indemnification or otherwise, to which those seeking indemnification may be entitled under any Bylaw or resolution approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon taken at a meeting, the notice of which specified that such Bylaw or resolution would be placed before the Shareholders, both as to action by a Director, Officer, employee or agent in his official capacity and as to action in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (g) The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section 9.6.

        (h) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the next annual meeting of the Shareholders, unless such meeting is held within three months from the date of such payment, and, in any event, within 15 months from the date of such payment, sent by first class mail to its Shareholders of record at the time entitled to vote for the election of Directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

        (i) For purposes of paragraphs (a) and (b) of this Section 9.6, reference to "the Corporation" shall include, in addition to the surviving or new Corporation, any merging or consolidating Corporation absorbed in a merger or consolidation with the Corporation so that any person who is or was a Director, Officer, employee or agent of such merging or consolidated corporation, or is or was serving at the request of such merging or consolidating corporation as a director, officer, employee or agent of another corporation, partnership, venture, trust or other enterprise, shall stand in the same position under the provision of paragraphs (a) and (b) of this Section
9.6 with respect to the Corporation as he would if had served the Corporation in the same capacity; provided, however, no indemnification under paragraphs (a) and (b) of this Section 9.6 as permitted by this paragraph shall be mandatory under this paragraph without the approval of such indemnification by the Board of Directors or Shareholders of the Corporation in the manner provided in paragraph (d) of this Section 9.6.

                                    ARTICLE TEN

                             NOTICES: WAIVERS OF NOTICE

    10.1 Notices.  Except as otherwise specifically provided in these Bylaws,
         --------
whenever under the provisions of these Bylaws notice is required to be given to any Shareholder, Director or Officer, it shall not be construed to mean personal notice, but such notice may be given either by personal notice or by radio, telegram or telefax, or by mail by depositing the same in the post office or letter box in a postpaid sealed wrapper, addressed to such Shareholder, Officer of Director at such address as appears on the books of the Corporation, and such notice shall be deemed to be given at the time when the same shall be thus sent or mailed.

   10.2 Waiver of Notice. When any notice whatever is required to be given by
          ---------------
law, by the Articles of Incorporation or by these Bylaws, a waiver thereof by the person or persons entitled to said notice given before or after the time stated therein, in writing, which shall include a waiver given by radio, telegram or telefax, shall be deemed equivalent thereto. No notice of any meeting need be given to any person who shall attend such meeting, except when a Shareholder attends a meeting solely for the purpose of stating at the beginning of the meeting any objection to the transaction of business, and so states his objection at the beginning of the meeting.

                                  ARTICLE ELEVEN

                                 EMERGENCY POWERS

    11.1 Emergency Bylaws.  The Board of Directors may adopt emergency Bylaws,
        ----------------
subject to repeal or change by action of the Shareholders, which shall, notwithstanding any provision of law, the Articles of Incorporation or these Bylaws, be operative during any emergency in the conduct of the business of the Corporation resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of its Board of Directors or its Shareholders, or during any nuclear or atomic disaster, or during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors or a standing committee thereof cannot readily be convened for action. The emergency Bylaws may make any provision that may be practical and necessary for the circumstances of the emergency.

    11.2 Officers. The Board of Directors, either before of during any such
        --------
emergency, may provide, and from time to time modify, lines of succession in the event that during such an emergency any or all Officers or agents of the Corporation shall for any reason be rendered incapable of discharging their duties.

    11.3 Principal Office. The Board of Directors, either before or during any
        ----------------
such emergency, may, effective in the emergency, change the head office or designate several alternative head offices or regional offices, or authorize the Officers to do so.

    11.4 Termination of Emergency Bylaws.  To the extent not inconsistent with
        -------------------------------
any emergency Bylaws so adopted, these Bylaws shall remain in effect during any such emergency, and upon its termination the emergency Bylaws shall cease to be operative.

    11.5 Notices.  Unless otherwise provided in emergency Bylaws, notice of any
        -------
meeting of the Board of Directors during any such emergency may be given only to such of the Directors as it may be feasible to reach at the time, and by such means as may be feasible at the time, including publication, radio or television.

    11.6 Quorum. To the extent required to constitute a quorum at any meeting of
         ------
the Board of Directors during any such emergency, the Officers of the Corporation who are present shall, unless otherwise provided in emergency

Bylaws, be deemed, in order of rank and within the same rank in order of seniority, Directors for such meeting.

    11.7 Indemnification of Officers, Directors, Agents or Employees.  No
         -----------------------------------------------------------
Officer, Director, agent or employee acting in accordance with any emergency Bylaws shall be liable except for willful misconduct. No Officer, Director, agent or employee shall be liable for any action taken by him in good faith in such an emergency in furtherance of the ordinary business affairs of the Corporation even though not authorized by the Bylaws then in effect.

                                   ARTICLE TWELVE

                                     AMENDMENTS

    12.1 Power to Amend Bylaws.  Subject to the limitations set forth in
         ---------------------
Bylaws 14-2-1020 to 14-2-1022 of the Georgia Business Corporation Code, the Board of Directors shall have the power to alter, amend or repeal these Bylaws or adopt new Bylaws; provided, however, that any Bylaws adopted by the Board of Directors may be altered, amended or repealed, and new Bylaws adopted, by the Shareholders; and provided further, that the Shareholders may prescribe that any Bylaw or Bylaws adopted by them shall not be altered, amended or repealed by the Board of Directors.

    12.2 Conditions.  Action taken by the Shareholders with respect to Bylaws
         ----------
shall be taken by an affirmative vote of a majority of all shares entitled to elect Directors, and action by the Board of Directors with respect to the Bylaws shall be taken by an affirmative vote of a majority of all Directors then holding office. If such action by the Shareholders is to be taken at an annual or substitute annual meeting of the Shareholders, notice of the general nature of the proposed change in the Bylaws shall be given in the notice of the meeting.